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Exhibit 4.43

news release

NORANDA REPORTS FOURTH QUARTER LOSS OF $50 MILLION
BEFORE WRITEDOWNS AND PROVISIONS

TORONTO, February 11, 2003 — Noranda Inc. today reported a fourth quarter loss of $50 million, or $0.23 per common share, before taking into account $623 million of writedowns and other items ($2.61 per common share), most of which have been previously announced. This compares to a loss in the fourth quarter of 2001 of $84 million, or $0.37 per common share.

The quarter's results reflect improved margins in our business units from higher metal prices, especially for nickel, and lower operating costs as a result of measures taken to improve productivity. This improvement was achieved despite lower sales of copper due to the ongoing strike at the Horne smelter. During the quarter, the Company's magnesium plant was written down by $630 million and other closure, tax, reclamation and restructuring provisions amounting to $81 million were recorded. This was offset by the reversal of a pension valuation provision and capitalized interest expenses during the quarter totaling $88 million.

For the year ended December 31, 2002 the net loss was $700 million or $3.02 per common share compared to a net loss of $92 million or $0.47 per common share in 2001.

Highlights

  •
  Increased cash flow from operations, before working capital, by $269 million to $513 million despite continued low metal prices.

  •
  Surfaced underlying value of the Zinc business by creating the Noranda Income Fund and generated $410 million of cash.

  •
  Closed the Gaspé copper smelter.

  •
  Announced the intent to shut the Company's magnesium plant for at least one year.

  •
  Aligned administrative functions of Noranda and Falconbridge, and reduced costs at both companies.

  •
  Reduced overall workforce by 12% over the last 18 months.

  •
  Signed long-term collective agreements at the New Madrid, Missouri primary aluminum plant, the Kidd Creek Metallurgical site and the Raglan nickel mine.

  •
  Appointed new senior management team.

Commentary

"We made substantial improvements in cash flow generated by our assets despite metal markets at decade-lows," said Derek Pannell, Noranda's President and Chief Executive Officer. "We reduced overall corporate costs by over $100 million and the increased production of copper and aluminum has positioned us to take full advantage of strengthening metal prices."

Annual Consolidated Results

Revenues for the year ended December 31, 2002 were greater than 2001 as a result of the inclusion of a full year of production from the Antamina and Lomas Bayas mines as well as higher sales volumes from both the

Company's primary aluminum and foil operations. These increases were offset by the strike at the Horne smelter, lower revenues due to the sale of the CEZ refinery in May 2002, and lower realized prices for zinc, aluminum and precious group metals.

Operating costs of $2.9 billion were relatively unchanged from the previous year as cost increases related to the operation of the Antamina and Lomas Bayas mines and higher production in the aluminum and nickel businesses were offset by the sale of the CEZ refinery, the reversal of the Company's pension asset valuation provision, cost reductions resulting from Six Sigma, and the alignment of certain activities of Noranda and Falconbridge.

The cost to purchase raw materials was lower year over year due in large part to the strike at the Horne smelter and the closure of the Gaspé smelter.

Higher depreciation, amortization and reclamation expenses were recorded during the year as new projects were started up and additional provisions of $48 million ($36 million in the fourth quarter) were taken towards the reclamation of the Company's shutdown operations.

Total expenses for corporate and general administration, exploration and research of $167 million is almost 17% lower than in 2001 mainly as a result of the new focus of the exploration and research programs.

Magnesium and other restructuring costs of $759 million include a $811-million write-down of the magnesium plant and restructuring provisions of $46 million offset by the gain of $98 million on the sale of CEZ.

Net interest expense of $163 million is higher than the $140 million recorded in 2001 as previously capitalized interest, related to the new projects now in operation, is being expensed.

OPERATIONS

Copper

The Copper business produced operating income (earnings before interest, taxes and minority interest) of $48 million in the quarter and $166 million for the full year compared to $35 million and $80 million in the comparable periods of 2001. The LME price for the year of US$0.71 per pound was slightly below the average for 2001 of US$0.72, and below current levels of US$0.75.

At the Antamina mine, throughput at the mill averaged 69,517 tonnes per day in the quarter with an average grade of 1.41% copper and 1.15% zinc. Production was affected by electrical and mechanical problems with the crusher, which have since been resolved, and a sediment flow in the pit which resulted in a temporary loss of some mining equipment. During the year the mine processed lower-grade zinc ore than was previously planned. This ore should now be fully mined out and zinc grades, in 2003, are expected to be more in line with the 1.26% stated in the mine's five-year plan.

Collahuasi's production of both copper in concentrate and refined copper were lower than previous year's quarter as a result of an expected decline in ore grade at the Ujina deposit. The project to transfer mining activities to the Rosario orebody and to build a new grinding circuit at the Ujina concentrator is underway with a targeted completion date of June 2004. The project will increase Collahuasi's concentrator design capacity to 110,000 tonnes per day from 60,000 tonnes per day, compensating for the decline in ore grade and thereby enabling Collahuasi to maintain copper production at current levels. The total capital cost of the transition and concentrator expansion project is estimated at US$654 million, with the Company's 44% share of this cost totaling US$288 million.

The Lomas Bayas mine recorded another strong production quarter with 15,400 tonnes of copper cathode output. Production for the year was over 6% higher than in 2001.

At the Altonorte smelter, the project to increase production capacity was essentially completed by the end of the year. As a result of the expansion, the smelter processed 17% more copper concentrate in 2002 than in 2001 and will be 70% higher in 2003. The capital project was completed within budget and on schedule.

Canadian Copper and Recycling

The Canadian Copper and Recycling business produced an operating loss of $38 million in the quarter and $112 million for the full year compared to losses of $95 million and $120 million in the comparable periods of 2001. Included in the results for 2002 are restructuring charges of $4 million in the fourth quarter. In 2001, a charge of $70 million was recorded for both the fourth quarter and the year. Benchmark terms for the treatment of copper concentrate averaged US$68.00 per tonne versus US$75.00 for 2001.

The impact on operating income from the strike at the Horne smelter has been estimated at approximately $25 million pre-tax.

Operations at both the Horne smelter and CCR refinery were affected by the Horne labour strike which commenced in June 2002. However, non-union staff at the smelter were successful in achieving average processing rates of 70% of normal operating rate. At the CCR refinery, increased efficiencies mostly attributed to the modernization of the plant in 2000, resulted in a 15% reduction in the workforce during the quarter. The modernization combined permanent-cathode technology with a high degree of automation in materials handling.

Negotiations with the union resumed in late October however, workers rejected the company's offer by 73% in November. There have been no formal negotiations since that time.

At the Kidd Creek operations, mine production was down slightly for the quarter, while metallurgical production was higher compared to last year's levels. Blister copper output in 2002 increased to 144,100 tonnes, while copper cathode production rose to 146,500 tonnes. Zinc plant production increased 5,200 tonnes to 145,300 tonnes in 2002. The Metallurgical site set new records for refined copper and zinc production, up 15% and 4% respectively from last year.

A new three-year collective agreement was ratified without a disruption at the Kidd Metallurgical Site.

Nickel

Nickel operations produced operating income of $39 million in the quarter and $108 million for the full year compared to an operating loss of $13 million and an operating income of $35 million in the comparable periods of 2001. The LME nickel price averaged US$3.07 per pound for the year compared to US$2.70 per pound in 2001 and current levels of US$3.86 per pound.

Production from the Sudbury mines was lower than in the corresponding quarter of 2001 due to lower mine tonnage and grades. For the year, nickel in concentrate production increased from 25,200 tonnes in 2001 to 27,800 tonnes.

During the quarter, the Sudbury smelter produced record amounts of nickel and copper in matte. The smelter effectively operated at a rate of 72,000 tonnes per year of nickel in matte.

At Raglan, metal production exceeded output in the same quarter of 2001 as a shortfall in tonnage was more than offset by mining higher grade ore. Nickel in concentrate production for the year remained unchanged at 24,600 tonnes.

During the quarter, the Nikkelverk refinery operated at an annual rate of 85,000 tonnes-per-year and established new production records for nickel, cobalt and precious metals. For the year, annual nickel production totaled 68,500 tonnes which was slightly higher than the 2001 level of 68,200 tonnes.

Production from the Falcondo plant of 6,091 tonnes of ferronickel was an increase over the fourth quarter 2001 level, which included the start of a three-month shutdown. In the 2002 fourth quarter, operations were restricted during the latter part because of required maintenance at the power plant and the shortage of oil brought on by the Venezuelan national strike. Falcondo has since secured new oil supplies to facilitate normal operations to the end of February and potentially into mid-March.

Zinc

The Zinc business recorded an operating loss of $24 million in the quarter which included a restructuring provision of $2.5 million pertaining to the reduction of the workforce at the Brunswick smelter. This operating loss in the fourth quarter of 2001was $30 million. For the full year, operating income totaled $9 million including a pre-tax gain on the sale of CEZ of $98 million. This compares to a loss of $60 million in 2001, including a full year of operations at the CEZ refinery, which was sold in May 2002 to the Noranda Income Fund. The LME zinc price averaged US$0.35 per pound compared to US$0.40 per pound in 2001.

At the Brunswick mine, mill throughput averaged 9,852 tonnes per day versus 9,398 tonnes in the fourth quarter of 2001. Beginning December 2002, the Brunswick smelter is being operated on an eight-month seasonal basis to combat low treatment charges and the generally weak forecast for the lead market. Noranda estimates that under the revised operating plan, annual lead production will be approximately 78,000 tonnes, 22% lower than current levels. Approximately 70 positions will be eliminated, the majority of which the Company expects to achieve through attrition. At the Bell-Allard mine, the mill performed well with recoveries in the range of 92% on the zinc circuit.

Aluminum

The Aluminum business produced operating income of $5 million in the quarter compared to $2 million in the corresponding quarter of 2001. For the full year, operating income totaled $53 million compared to $71 million a year ago. The LME aluminum price for the year averaged US$0.61 per pound compared to US$0.66 per pound for 2001.

At the primary aluminum operations, shipments of metal totaled 61,300 tonnes for the quarter exceeding that of the prior year by over 17% as the plant ramped up to its expanded capacity with the utilization of single-anode technology. For the full year 2002 value-added products represented approximately 80% of total shipments. Weak demand from the U.S. manufacturing sector has had a negative effect on the demand and prices of value-added production across the industry.

The new aluminum foil plant in Huntingdon, Tennessee continued its ramp-up to full capacity during the year. Foil shipments in the quarter totaled 69 million pounds, 25% higher than last year. Fabrication spreads strengthened in the fourth quarter to US$0.47 per pound. The average for the full year was US$0.45.

Other Operations

In January 2003, the Company began the process of shutting down its magnesium plant in Danville, Quebec, in response to the continuing oversupply in the global magnesium industry. As a result, an after-tax write-down of $630 million is reflected in the financial results. In 2003, a further $28 million, after-tax, related to costs incurred to shut down the plant is expected to be recorded. After the write-down, the book value of Noranda's magnesium business will be approximately $300 million.

American Racing Equipment encountered competitive conditions for wheels during the quarter as a result of discontinued supply reaching the market. Several measures were taken to react to the change in the marketplace including voluntary plant shutdowns. As a result, ARE recorded a loss for the quarter of $34 million compared to a loss of $50 million in 2001. For the full year, the loss recorded in 2002 was $39 million compared to $94 million in 2001.

FINANCIAL RESOURCES AND LIQUIDITY

Cash generated from operations, before changes in working capital, increased to $513 million, more than double the $244 million generated in 2001.

Capital investments totaled $824 million for the year, $516 million less than in 2001 reflecting the completion of a five-year program that increased the production profile and lowered the unit operating costs of the Company. For 2003, capital investments are expected to decline further as the requirements of the Noranda wholly-owned operations and joint ventures are expected to amount to approximately $120 million versus $449 million in 2002. New capital investments at partially-owned operations will be directed at the expansion of mining activities at the Collahuasi and Kidd Creek mines.

During the year, Noranda's minority interest of others in its assets was reduced as other shareholders interest in assets owned in Falconbridge was reduced from 44.5% to 40.5%, through open market purchases totaling $120 million.

At the end of the year, cash resources stood at $463 million and net debt at $4.8 billion, approximately 51% of total capitalization.

In January 2003, the Company received a standby commitment from Brascan Corporation to purchase, at any time prior to February 28, 2003, up to 12,000,000 8% Preferred Shares of Noranda at a price of $25 per share for total gross proceeds of up to $300 million. If Noranda takes advantage of the standby commitment from Brascan and uses the proceeds to repay debt, the net debt to capitalization would be approximately 48%.

OTHER DEVELOPMENTS

The total inferred resource at Nickel Rim South has increased from 4.6 million tonnes of 2.2% nickel and 4.9% copper to 6.3 million tonnes of 1.7% nickel and 3.4% copper. The new resource figure includes a footwall-hosted resource of 3.8 million tonnes of 1.7% nickel and 5.1% copper. Further drilling of the resource will begin immediately and will be completed in June of 2003.

OUTLOOK

"Most of the major changes to reduce costs and improve efficiencies are behind us. In 2003, we will have much lower capital expenditures, increased production capacity and cost efficiencies that will be in effect for the full year," concluded Pannell.

DIVIDEND

The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	$0.20 per share	February 28, 2003	March 17, 2003
Preferred Series F shares	Floating rate	March 31, 2003	April 14, 2003
Preferred Series F shares	Floating rate	April 30, 2003	May 12, 2003
Preferred Series G shares	$0.38125	April 15, 2003	May 1, 2003

QUARTERLY WEBCAST

Noranda will be holding its quarterly teleconference on Tuesday, February 11, 2003 at 10:00 am Eastern Standard Time. The call will be broadcast live on the internet via www.noranda.com.

(1)
Operating income is defined as earnings before interest, taxes and minority interest.

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com. All dollar amounts are in Canadian dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

($ millions)

	Fourth Quarter		Twelve Months ended December 31
	2002	2001	2002	2001
Revenues
Sales	1,392	1,436	6,073	6,152
Share of earnings from associate	7	—	17	—

	1,399	1,436	6,090	6,152

Operating expenses
Operating costs	699	687	2,933	2,910
Purchase of raw materials	410	540	2,184	2,477
Corporate and general administration (note 5)	26	20	91	86
Exploration	11	16	55	78
Research	2	13	21	37
Other operating costs	(26)	26	17	23

	1,122	1,302	5,301	5,611

Operating income before depreciation and restructuring costs	277	134	789	541
Depreciation, amortization and reclamation	210	164	763	619
Magnesium and other restructuring costs, net (note 3,4)	846	109	777	47

Operating loss	(779)	(139)	(751)	(125)
Interest expense, net	28	51	163	140
Tax recovery	(148)	(101)	(250)	(191)
Minority interest in earnings of subsidiaries	14	(5)	36	18

Net loss	(673)	(84)	(700)	(92)
Dividend on preferred shares	4	4	17	17

Loss attributable to common shares	(677)	(88)	(717)	(109)
Basic and Diluted Loss per common share - $	$(2.84)	$(0.37)	$(3.02)	$(0.47)

Commitments (note 2)

Noranda Inc. has approximately 241.3 million common shares outstanding as at December 31, 2002

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

($ millions)

	Dec. 31 2002	Dec. 31 2001
Assets
Current assets
Cash and cash equivalents	463	285
Accounts receivable	752	829
Inventories	1,415	1,463

	2,630	2,577
Capital assets	8,073	9,208
Investments and other assets	408	247
Future income tax asset	266	109

	11,377	12,141

Liabilities and Shareholders' Equity
Current Liabilities
Bank advances and short-term notes	39	5
Accounts and taxes payable	1,137	1,185
Debt due within one year	490	512

	1,666	1,702
Long-term debt — wholly-owned operations	2,810	2,614
Long-term debt — partially-owned subsidiaries and projects	1,923	1,754
Liability element of convertible debentures	29	35
Future income tax liability	306	429
Other deferred credits	579	590
Minority interest in subsidiaries	1,136	1,220
Shareholders' equity (note 6)	2,928	3,797

	11,377	12,141

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

($ millions)

	Fourth Quarter		Twelve Months ended December 31
	2002	2001	2002	2001
Cash realized from (used for):
Operations
Loss adjusted for non-cash items	75	(21)	513	244
Change in operating working capital	246	188	69	157

	321	167	582	401

Investment activities
Capital expenditures	(255)	(292)	(824)	(1,340)
Lomas Bayas cash acquired	—	—	—	17
Investments and advances	(85)	(11)	(182)	(26)
Sale of assets and investments	4	5	418	261

	(366)	(298)	(588)	(1,088)

Financing activities
Long-term debt, including current portion	100	(67)	388	563
Issue of common shares	13	—	15	2
Settlement of stock options	—	—	(3)	—
Share purchase plan repayment	(2)	—	—	—

	111	(67)	400	565

Dividends	(45)	(64)	(216)	(256)

Cash generated/(used)	51	(262)	178	(378)
Cash, beginning of period	412	547	285	663

Cash, end of period	463	285	463	285

NORANDA INC.

OPERATING INCOME (LOSS)

($ millions)

	Fourth Quarter		Twelve Months ended December 31
	2002	2001	2002	2001
Business Units:
Aluminum	5	2	53	71
Canadian Copper and Recycling	(38)	(95)	(112)	(120)
Copper	48	35	166	80
Nickel	39	(13)	108	35
Zinc	(24)	(30)	9	(60)
American Racing	(34)	(49)	(39)	(94)

	(4)	(150)	185	(88)
Magnesium (note 4)	(811)	—	(811)	—
Corporate and other	36	11	(125)	(37)

Operating loss	(779)	(139)	(751)	(125)
Interest expense, net	(28)	(51)	(163)	(140)
Tax recovery	148	101	250	191
Minority interest	(14)	5	(36)	(18)

Net Loss	(673)	(84)	(700)	(92)

NORANDA INC.

PRODUCTION VOLUMES

	Fourth Quarter		Twelve Months
	2002	2001	2002	2001
Mine Production (tonnes, except as noted)
Copper
Kidd Creek	12,650	13,842	45,434	42,340
Matagami	1,883	2,107	7,256	8,637
Brunswick	2,394	2,015	8,918	8,529
INO	9,151	10,703	37,550	29,773
Antamina (33.75%)	28,332	27,148	111,599	27,148
Collahuasi (44%)	45,723	51,341	185,014	193,135
Lomas Bayas	15,421	14,778	59,304	24,702
Other	5,119	5,562	19,527	22,479

	120,673	127,496	474,602	356,743

Zinc
Kidd Creek	24,259	27,694	104,083	81,670
Brunswick	70,600	77,835	277,417	303,881
Matagami	21,728	22,016	84,792	88,754
Antamina (33.75%)	18,176	18,836	77,876	18,836
Other	2,053	2,553	9,004	16,150

	136,816	148,934	553,172	509,291

Nickel	13,776	14,564	52,469	49,796
Ferronickel	6,091	2,500	23,303	21,662
Lead	18,982	22,421	76,177	83,127
Silver — 000 ounces
Kidd Creek	916	1,086	3,671	2,865
Brunswick	1,535	1,926	6,228	7,051
Matagami	117	103	329	394
Antamina (33.75%)	620	686	2,439	686
Other	79	87	268	382

	3,267	3,888	12,935	11,378

Metal Production (tonnes, except as noted)
Refined copper
CCR	59,612	84,892	244,252	323,023
Kidd Creek	36,059	34,824	146,526	127,824
Nikkelverk	9,280	8,403	30,632	26,722
Collahuasi (44%)	6,876	7,056	26,678	26,180
Lomas Bayas	15,421	14,778	59,304	24,702

	127,248	149,953	507,392	528,451

Copper anodes
Gaspe	—	25,708	29,612	108,673
Horne	30,367	51,188	147,020	188,145
Kidd Creek	35,955	36,366	144,094	132,100
Altonorte	43,966	37,900	147,059	145,991

	110,288	151,162	467,785	574,909

Refined zinc
Kidd Creek	38,592	35,904	145,309	140,073
CEZ (Noranda Income Fund) (100% — basis)	68,388	69,574	271,075	265,525

	106,980	105,478	416,384	405,598

Refined nickel
Nikkelverk	21,296	19,828	68,530	68,221
Falcondo	6,091	2,500	23,303	21,662

	27,387	22,328	91,833	89,883

Primary aluminum	60,496	54,685	236,459	220,234
Fabricated aluminum	31,542	25,113	127,911	112,430
Refined lead	28,348	26,599	90,167	98,868
Refined gold — 000 ounces	191	280	1,030	1,236
Refined silver — 000 ounces	7,963	11,219	40,439	42,943

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

	Fourth Quarter		Twelve Months
	2002	2001	2002	2001
Metal Sales (tonnes, except as noted)
Copper
CCR	59,318	74,644	271,150	331,592
Kidd Creek	31,370	25,345	110,575	105,143
Nikkelverk	13,764	11,647	54,495	34,514
Antamina (concentrates) (33.75%)	25,812	28,739	113,806	28,739
Collahuasi (44%)	49,757	48,007	187,524	191,858
Lomas Bayas	15,600	14,266	60,265	27,415

	195,621	202,648	797,815	719,261

Zinc
Kidd Creek	39,719	32,371	148,418	141,671
Antamina (concentrates) (33.75%)	14,408	8,983	71,632	8,983
Brunswick/Matagami (concentrates)	71,776	54,586	256,949	192,493

	125,903	95,940	476,999	343,147

CEZ (Noranda Income Fund) (100% — basis)	67,512	66,501	272,952	260,196
Nickel	20,468	19,032	71,153	65,239
Ferronickel	7,164	4,772	21,446	24,572
Aluminum
Primary Aluminum — shipments	61,312	52,046	242,289	223,105
Norandal — shipments	31,542	25,113	127,911	112,430
Lead	30,391	25,990	90,896	99,535
Gold — 000 ounces	253	327	953	1,128
Silver — 000 ounces
CCR	8,614	9,900	41,210	41,291
Kidd Creek	1,235	781	3,723	3,256
Antamina (33.75%)	530	596	2,210	596

	10,379	11,277	47,143	45,143

Average Realized Prices ($US per pound, except as noted)
Copper	0.72	0.69	0.74	0.73
Copper — Falconbridge	0.72	0.65	0.72	0.70
Zinc	0.40	0.39	0.40	0.45
Zinc — Falconbridge	0.38	0.38	0.39	0.44
Nickel	3.28	2.36	3.14	2.79
Ferronickel	3.19	2.29	3.16	2.85
Aluminum	0.65	0.64	0.65	0.70
Lead	0.21	0.24	0.23	0.25
Gold ($US per ounce)	319.49	275.32	308.00	272.11
Silver ($US per ounce)	4.52	4.30	4.60	4.40
Silver — Falconbridge ($US per ounce)	4.54	4.35	4.61	4.39
Exchange Rate (US$1 = Cdn$1)	1.57	1.58	1.57	1.55

NORANDA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ millions except as otherwise indicated)

1.    Accounting Policies

  These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2001 Annual Report.

2.    Sale of Asset and Commitment

  On May 3, 2002, the Company successfully completed an initial public offering of Priority Units of the Noranda Income Fund ("the Fund"). The Fund was created to acquire the Company's CEZ processing facility and ancillary assets located in Salaberry-de-Valleyfield, Quebec. Net cash proceeds of $410 million were received and applied against debt. The net pre-tax gain on sale was $98 million.

  The Fund is an unincorporated open-ended trust established under the laws of Ontario. The Company's participation in the Fund is 48.97%, comprising 23.97% priority units and 25% ordinary units. Ordinary units are subordinated to the priority units with regard to distributions from the fund. The Company accounts for its share of the Fund on the equity basis.

  Through a 15-year supply and processing agreement with the Fund, Noranda has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed treatment charge initially set at $0.352 per pound of payable zinc metal. Noranda has also committed to manage the processing facility through operating and marketing agreements. It will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

3.    Business Restructuring

  As a result of a restructuring of Noranda's corporate activities and rationalization of several business units announced in October 2002, a charge of $23 million was recorded. These charges are reported as other restructuring costs.

4.    Asset Valuation

  Effective January 1, 2002, the Company prospectively adopted the new CICA accounting recommendations on the impairment of long-lived assets. Previously, asset impairments were recorded to the extent that the amount of an asset's carrying value exceeded its net recoverable amount on an undiscounted basis. The new standard requires that the carrying value of long-lived assets be compared to its net recoverable value and an impairment loss be recognized when its fair value, measured as the discounted cash flows over the life of the asset, falls below the asset's carrying value.

  As a result of market conditions, the Company recorded an impairment charge in the fourth quarter of 2002 to reduce the carrying value of the Magnesium project by $811 million ($630 million after-tax) and made the decision in January 2003 to temporarily shutdown the Company's Magnesium operation. The impairment charge, included in Magnesium restructuring costs, was determined using management's best estimate of future discounted cash flows.

5.    Stock-Based Compensation

  Effective January 1, 2002, Noranda adopted, without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-Based Compensation and Other Stock-Based Payments.

  The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

  During the fourth quarter, the Company granted 10,000 stock options at a price of $15.00 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 10-year term, 26% volatility, a weighted-average expected dividend of 5.45% annually and an interest rate of 5.31%, and is being charged against net income over its vesting period.

  Corporate and general administration to December 31, 2002 include compensation costs of $6 million (this includes an amount of $4 million on options granted by Falconbridge) relating to outstanding options.

6.    Shareholders' Equity

	DEC. 31, 2002	DEC 31, 2001
Convertible Debentures	$121	$115
Capital Stock	2,742	2,701

	2,863	2,816

Retained Earnings (deficit):
Balance beginning of year	896	1,199
Loss	(700)	(92)
Dividends: Common	(191)	(191)
Preferred	(17)	(17)
Other	(5)	(3)

Balance at end of period	(17)	896

Currency Translation and Other	82	85

	$2,928	$3,797

7.    Exchange Gains and Losses

  The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition operating costs of Noranda's international assets are also denominated in their local currency and exposed to exchange volatility. Noranda manages its foreign currency exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties.

  Noranda's revenues to December include exchange losses of $28 million compared with $13 in 2001.

  Other foreign currency exchange contracts, relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities, generated a gain of $10 million compared with a loss of $2 in 2001.

8.    Pension Benefit Plans

  At December 31, 2002, Noranda's pension plan assets were $1,872 (Dec 2001- $2,096) while obligations were $2,203 (Dec 2001- $2170).

  Pension plan funding for 2002 was $16 million by the Company and its wholly-owned operations and $52 million by Falconbridge.

  For 2002, pension income of $62 million was recognized by the Company and its wholly owned operations and a pension expense of $38 million by Falconbridge. The pension income recorded by the Company includes a gain of $103 million ($69 million after-tax) related to the release of the Company's pension asset valuation allowance.

9.    Comparative Figures

  The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated statements.

10.  Segmented Information

        As previously reported, Noranda's operating segments reflect a re-alignment of its copper and recycling assets. The change in presentation has been consistently applied to the 2001 comparative period.

	Fourth Quarter 2002
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues
Sales	$255	$483	$304	$394	$106	$(150)	$1,392
Share of earnings from associate	—	—	—	—	7	—	7

	255	483	304	394	113	(150)	1,399

Operating expenses
Operating costs	142	162	122	235	85	(47)	699
Purchased raw materials	90	332	75	72	23	(182)	410
Corporate and general administration	—	—	—	—	—	26	26
Exploration	—	1	4	5	1	—	11
Research and development	—	1	1	3	1	(4)	2
Other operating costs	4	—	—	—	1	(31)	(26)

	236	496	202	315	111	(238)	1,122

Operating income (loss) before depreciation and restructuring	19	(13)	102	79	2	88	277
Depreciation, amortization and reclamation	14	21	54	40	27	54	210
Magnesium and other restructing costs, net	—	4	—	—	(1)	843	846

Operating income (loss)	$5	$(38)	$48	$39	$(24)	$(809)	$(779)

Interest, net							(28)
Tax recovery							148
Minority interest							(14)

Net loss							$(673)

Capital expenditures	$30	$30	$77	$36	$1	$81	$255

	Fourth Quarter 2001
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$215	$504	$292	$283	$166	$(24)	$1,436

Operating expenses
Operating costs	122	138	113	197	132	(15)	687
Purchased raw materials	76	353	97	42	31	(59)	540
Corporate and general administration	—	—	—	—	—	20	20
Exploration	—	—	4	9	2	1	16
Research and development	—	3	—	6	2	2	13
Other operating costs	3	(1)	—	1	2	21	26

	201	493	214	255	169	(30)	1,302

Operating income (loss) before depreciation and restructuring	14	11	78	28	(3)	6	134
Depreciation, amortization and reclamation	11	35	43	41	26	8	164
Restructing costs	1	71	—	—	1	36	109

Operating income (loss)	$2	$(95)	$35	$(13)	$(30)	$(38)	$(139)

Interest, net							(51)
Tax recovery							101
Minority interest							5

Net loss							$(84)

Capital expenditures	$26	$79	$70	$59	$14	$44	$292

10.    Segmented Information

	Year ended December 31, 2002
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues
Sales	$1,039	$2,078	$1,173	$1,322	$611	$(150)	$6,073
Share of earnings from associate	—	—	—	—	17	—	17

	1,039	2,078	1,173	1,322	628	(150)	6,090

Operating expenses
Operating costs	541	708	485	765	385	49	2,933
Purchased raw materials	378	1,345	292	229	226	(286)	2,184
Corporate and general administration	—	—	—	—	—	91	91
Exploration	—	3	17	26	4	5	55
Research and development	1	3	1	11	3	2	21
Other operating costs	7	—	—	—	(3)	13	17

	927	2,059	795	1,031	615	(126)	5,301

Operating income (loss) before depreciation and restructuring	112	19	378	291	13	(24)	789
Depreciation, amortization and reclamation	59	109	212	183	99	101	763
Magnesium and other restructing costs, net	—	22	—	—	(95)	850	777

Operating income (loss)	$53	$(112)	$166	$108	$9	$(975)	$(751)

Interest, net							(163)
Tax recovery							250
Minority interest							(36)

Net loss							$(700)

Total assets, excluding cash and cash equivalents	$1,245	$2,057	$3,580	$2,178	$806	$782	$10,648

Capital expenditures	$65	$143	$251	$132	$7	$226	$824

	Year ended December 31, 2001
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$981	$2,318	$926	$1,206	$707	$14	$6,152

Operating expenses
Operating costs	509	634	314	758	509	186	2,910
Purchased raw materials	349	1,603	385	204	127	(191)	2,477
Corporate and general administration	—	—	—	—	—	86	86
Exploration	—	2	22	32	14	8	78
Research and development	—	7	—	16	7	7	37
Other operating costs	3	—	—	—	—	20	23

	861	2,246	721	1,010	657	116	5,611

Operating income (loss) before depreciation and restructuring	120	72	205	196	50	(102)	541
Depreciation, amortization and reclamation	48	121	125	161	109	55	619
Restructing costs, net	1	71	—	—	1	(26)	47

Operating income (loss)	$71	$(120)	$80	$35	$(60)	$(131)	$(125)

Interest, net							(140)
Tax recovery							191
Minority interest							(18)

Net loss							$(92)

Total assets, excluding cash and cash equivalents	$1,272	$2,031	$3,562	$2,180	$1,127	$1,575	$11,747

Capital expenditures	$100	$189	$555	$155	$75	$266	$1,340

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NORANDA REPORTS FOURTH QUARTER LOSS OF $50 MILLION BEFORE WRITEDOWNS AND PROVISIONS
NORANDA INC. CONSOLIDATED RESULTS ($ millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS ($ millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS ($ millions)
NORANDA INC. OPERATING INCOME (LOSS) ($ millions)
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